Exhibit (a)(5)

FOR IMMEDIATE RELEASE
May 30, 2002

Contact:          Eggert Dagbjartsson
                  Equity Resources Group, Inc.
                  44 Brattle Street
                  Cambridge, Massachusetts 02138

Telephone:        (617) 876-4800

For Immediate Release

         Equity Resource Lexington Fund Limited Partnership announced today that it has extended its tender offer to purchase up to 1,040 units of limited partnership interests, or LP Units, in Urban Improvement Fund Limited-1974, a California limited partnership until June 13, 2002. The terms of the offer are otherwise identical to the terms of the original offer made to holders of LP Units on April 30, 2002. Approximately 215 units have been tendered as of the date of the extension.